Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

MAZOR ROBOTICS RECEIVES FIRST PRE-LAUNCH ORDERS FOR
MAZOR X SYSTEM; REPORTS RECORD SYSTEM PURCHASE ORDERS
DURING THIRD QUARTER

Records Purchase Orders for 25 Systems

CAESAREA, Israel – October 10, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, today announced that it received purchase orders for 25 systems during the third quarter ended September 30, 2016 including pre-launch orders for the recently unveiled Mazor X, a transformative guidance platform for spine surgeries.  The Mazor X will be commercially launched at the North American Spine Society (NASS) annual meeting in Boston, MA October 26-29.

“The market’s response to the Mazor X is exceptional, exceeding our early expectations,” commented Ori Hadomi, Chief Executive Officer.  “Customers who first experience the Mazor X at our training centers are quickly realizing the increased benefits of the system and they have already placed pre-launch orders. Mazor’s expanded portfolio of products, which now includes both the Mazor X and Renaissance systems, is responsible for the record number of purchase orders we received in the third quarter.  As we move into the fourth quarter, we expect to build our momentum in the market as the Mazor X is launched, maximize our presence at NASS  and our strategic partnership with Medtronic continues to be implemented.”

The 25 system purchase orders during the quarter included:

•	Three Mazor X pre-orders that the Company expects to deliver to U.S. customers by the end of the 2017 first quarter.
•	Four Renaissance systems ordered by U.S. customers were delivered during Q3 2016.
•	Three Renaissance systems ordered by distribution partners in the International Market.
•	15 Mazor X systems ordered by strategic partner Medtronic, four of which were delivered in the 2016 third quarter.

During the third quarter, Mazor delivered a previously ordered Renaissance system to a distribution partner in the international market.

As previously reported, the Company recently implemented a policy enabling new Renaissance system customers to exchange to the Mazor X following the launch.  Therefore, revenue from system sales with exchange option will be deferred until the Mazor X orders are supplied or the exchange option expires. The Company expects total third quarter revenue, including system sales and recurring revenues, to be approximately $7.5 million.

Mazor Robotics ended the third quarter with an installed base of 131 Renaissance systems globally, including 79 in the U.S., the Company’s primary growth market. The Company currently intends to report its complete financial results for the third quarter ended September 30, 2016 in November and will issue a press release with the date, time and dial in and webcast details.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the market’s response to Mazor X, the benefits of Mazor X, Mazor’s expectations about market momentum, the expected delivery of Mazor’s systems, expected revenue for the third quarter and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor’s current expectations and projections about future events. There are important factors that could cause Mazor’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor’s filings with the Securities and Exchange Commission (SEC) including those discussed under the heading “Risk Factors” in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor’s SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212-850-6020; 415-652-9100